Exhibit 99.75

RIO ALTO DRILLS 238 METRES of 1.06 GRAMS of GOLD per TONNE

For Immediate Release	July 20, 2011

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to report assay results from 18 reverse circulation (“RC”) drill holes within and around the Calaorco Pit at the Company’s La Arena Gold Oxide Mine (“Oxide Mine”) located in La Libertad, northern Peru.

Significant intercepts were:

Hole	Intercept (mts)	Gold Grade (g/t)

CA-R11-038	158	0.58
CA-R11-039	200	0.46
CA-R11-047	238	1.06
CA-R11-049	148	0.65
CA-R11-050	104	1.72
CA-R11-050	158	0.51

The following results are from the last 18 RC holes drilled at Calaorco with 15 out of the 18 holes intersecting gold mineralization above the mining cutoff grade. These drill holes were within (“Inside”) and extended outside or below (“Below”) the current design of the Calaorco Pit.

A total of 13,674 metres of RC drilling in 50 holes has been completed at the Calaorco Pit and this drill program is complete for this year. The Company's geologists are interpreting the data generated by these 50 holes to calculate an updated r source estimate for the Calaorco Pit. Management expects that this drilling program will: result in positive changes to the resource block classification; define new resource blocks; and given that the deposit is open to the northwest and southeast identify new areas to test in order to increase resources. The updated resource estimate for the Calaorco Pit is planned for release in Q4 2011.

Drill Results

References to “Pit Location” in the following table refer to intercepts within (“Inside”) the Calaorco Pit or drill hole intercepts that extended outside or below (“Below”) the Calaorco Pit. A map illustrating drill hole locations and selected drill hole cross sections related to this press release may be accessed by following this link.

						Pit
Hole ID	From	To	Interval	Au g/t	Ag g/t	Location
RC33	240	286	46	0.28	0.42	Inside
RC34	Below the cut off grade
RC35	180	226	46	0.20	0.37	Inside
RC36	Below the cut off grade
RC37	Below the cut off grade
RC38	4	162	158	0.58	0.33	Inside
Including	52	64	12	1.87	0.33	Inside
Including	92	148	56	0.76	0.49	Inside
RC39	30	230	200	0.46	0.41	Inside
Including	66	84	18	2.23	0.83	Inside
RC40	124	142	18	0.78	0.52	Inside
RC40	278	296	18	0.59	0.32	Below
RC41	0	22	22	0.43	0.20	Inside
RC41	220	238	18	0.38	0.81	Below
RC42	76	146	70	0.21	0.47	Inside
RC42	180	218	38	0.12	0.25	Below
RC42	246	291	45	0.32	0.47	Below
RC43	0	30	30	0.52	0.42	Inside
RC44	84	146	62	0.37	0.65	Inside
RC44	244	300	56	0.22	0.35	Below
RC45	66	134	68	0.28	0.61	Inside
RC45	204	210	6	0.54	1.47	Below
RC46	20	34	14	0.51	0.33	Inside
RC47	0	238	238	1.06	0.44	Below
Including	18	90	72	1.36	0.59	Inside
Including	160	168	8	8.33	0.83	Inside
Including	220	238	18	1.54	0.32	Below
RC48	0	92	92	0.97	0.26	Inside
RC48	128	166	38	0.86	0.45	Inside
RC49	0	148	148	0.65	0.68	Inside
Including	36	72	36	2.10	1.49	Inside
RC49	186	236	50	0.13	0.29	Below
RC49	256	274	18	0.24	0.40	Below
RC50	0	104	104	1.72	0.38	Below
Including	56	98	42	2.61	0.61	Below
RC50	142	300	158	0.51	0.60	Below
Including	144	180	36	1.32	0.76	Below

Sulphide Drilling Program

The drilling program at the La Arena Copper/Gold sulphide project started this week. The Company has three diamond core drilling rigs on site with a fourth due in August. The current program involves drilling 55 diamond core holes for a total of 32,330 metres. Drilling depth will vary between 400 to 750 m in order to: upgrade the category of resource blocks from inferred to indicated; define new resource blocks; and identify new areas to test in order to increase resources. During the past 6 months, in preparation for the sulphide drilling program, the Company's geological team has reinterpreted the mineral distribution, structures, lithology and alteration of the pre-existing geological model. This reinterpretation will be tested by the planned 55 holes.

Astrid Prospect (Oxides)

On June 15, 2011, the Company announced that the Astrid Prospect, a gold oxide exploration target, located approximately 500 metres north of the Calaorco Pit, had been identified by surface mapping and geochemical sampling. This target has the same geological and geochemical characteristics as Calaorco and contains gold mineralization hosted in oxidized brecciated sandstone. The current surface footprint of the Astrid Prospect is 500 metres by 200 metres, over which the Company is conducting a 14 Km IP (induced polarization) and Ground Magnetic survey. The Company plans to start a first pass RC drilling program at Astrid in late August.

Quality Control and Assurance

Sampling of the reverse circulation drilling and sample preparation were performed by Rio Alto personnel and were carried out under strict protocols recommended in the NI 43-101 Technical Report dated July 31, 2010 prepared by Coffey Mining Pty Ltd for the Company (the “Report”). Samples were taken every 2m and split in half to yield seven to ten kilogram samples. Drill sample recovery was generally in excess of 90%. Rio Alto has a rigorous QA/QC program over the chain-of-custody of samples and the insertion of blanks, duplicates, and certified reference standards in each batch of samples. Samples were shipped to CIMM-Peru in Lima where they were dried, crushed, pulverized, and assayed. All gold assays were obtained by standard 50g fire assaying with AA finish. All silver assays reported in the press release were obtained by Aqua-Regia dissolution followed by ICP measurement. CIMM-Peru is an ISO 9001:2000 certified laboratory.

Enrique Garay, M Sc. P. Geo. (AIG Member), Vice President Geology of Rio Alto is the Qualified Person responsible for the management of the exploration program and disclosure of the drill results as defined by National Instrument 43-101. Mr. Garay has read and approved the scientific and technical information in this news release. For additional information regarding the Oxide Mine and the sulphide project please refer to the Report, a copy of which is available under Rio Alto’s SEDAR profile at www.sedar.com.

This news release contains certain forward-looking information including statements concerning the expected timing for the arrival of drills at La Arena, the timing of a new resource estimate for the Calaorco Pit and the timing and scope of exploration programs at the Company's sulphide project and Astrid prospect. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & COO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & COO	Alejandra Gomez, Investor Relations
Phone: +511 99279 4655	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.